Exhibit 3.2

CERTIFICATE OF ELIMINATION
OF
BLOCKCHAIN VOTING SERIES A PREFERRED STOCK
OF
OVERSTOCK.COM, INC.
(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)
Overstock.com, Inc., a Delaware corporation (the “Corporation”), pursuant to the provisions of §151 of the General Corporation Law of the State of Delaware, hereby certifies the following:

1.
That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and the authority granted in Article IV the certificate of incorporation of the Corporation (the “Certificate of Incorporation”), the Board of Directors of the Corporation previously designated 2,000,000 shares of preferred stock as “Blockchain Voting Series A Preferred Stock,” par value $0.0001 per share, and established the powers, preferences, rights, restrictions, and limitations of the shares of such series, and filed on December 14, 2016 a certificate of designations with respect to such series of preferred stock (the “Series A Certificate of Designation”) with the Secretary of State of the State of Delaware.

2.	That the Board of Directors duly adopted and approved the following resolution on July 25, 2019, which resolution remains in full force and effect on the date hereof:

NOW, THEREFORE, BE IT RESOLVED, in accordance with § 151(g) of the DGCL, that the Corporation will, upon the event that no authorized shares of Blockchain Voting Series A Preferred Stock remain outstanding, issue no more shares of Blockchain Voting Series A Preferred Stock subject to the Certificate of Designation of Blockchain Voting Series A Preferred Stock of the Corporation.

IN WITNESS WHEREOF, Overstock.com, Inc. has caused this certificate to be signed by a duly authorized officer this 26th day of July, 2019.

OVERSTOCK.COM, INC.

By:	/s/ Patrick M. Byrne
Name: Patrick M. Byrne
Title: Chief Executive Officer